                           OFFER TO PURCHASE FOR CASH
         UP TO 1,400 OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST
                                       OF
                        ALZA TTS RESEARCH PARTNERS, LTD.
                                       AT
                              $12,000 NET PER UNIT
                                       BY
                              PHARMAINVEST, L.L.C.
                                 --------------

PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser") on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., hereby offers to purchase up to 1,400 outstanding units of limited partnership interest (the "Units") in ALZA TTS Research Partners, Ltd., a California limited partnership (the "Partnership"), for cash consideration per Unit of $12,000 (the "Purchase Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any cash or asset distributions made or declared by the Partnership on or after December 31, 1997 and prior to the date on which the Purchaser pays the Purchase Price for the tendered Units. This Offer is made to all beneficial owners of Units (each a "Holder").

                                  RISK FACTORS

- Although the Purchaser cannot predict the future value of the Partnership's assets or future selling prices of the Units, the Purchase Price could differ significantly from the proceeds that would be realized by holding the Units for the entire life of the expected payment stream of the Partnership's assets.

- The Purchaser is making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at the Purchase Price and the value of the expected payment stream of the Partnership's assets. There can be no assurance that the Purchase Price will be more or less than such value.

- No independent person has been retained by the Purchaser or any of its affiliates to value or make any appraisal of the Units or to render any opinion with respect to the fairness of the Purchase Price and no representation is made with respect to the fairness of the Purchase Price.

- Although there are limited resale mechanisms available to Holders through partnership matching services, there is no formal trading market for the Units. The Offer provides each Holder the opportunity to liquidate his or her investment in the Partnership without transfer fees and transaction costs generally incurred in secondary market sales (which can range from 5% to 8.75% of the sale price).
                              -------------------

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
     NEW YORK CITY TIME ON DECEMBER 19, 1997, UNLESS THE OFFER IS EXTENDED.

                              -------------------

AS OF THE DATE OF THIS OFFER, THE GENERAL PARTNER OF THE PARTNERSHIP, ALZA DEVELOPMENT CORPORATION, HAS NOT MADE ANY RECOMMENDATION TO ANY HOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING HIS OR HER UNITS. NO LATER THAN 10 BUSINESS DAYS FROM THE DATE OF THIS OFFER, THE GENERAL PARTNER IS REQUIRED BY LAW TO ISSUE A STATEMENT THAT (I) THE PARTNERSHIP ACCEPTS OR REJECTS THE OFFER,
(II) THE PARTNERSHIP EXPRESSES NO OPINION AND IS REMAINING

NEUTRAL TOWARD THE OFFER OR (III) THE PARTNERSHIP IS UNABLE TO TAKE A POSITION WITH RESPECT TO THE OFFER.
                              -------------------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, PURCHASER BEING SATISFIED, PRIOR TO THE EXPIRATION DATE, IN ITS REASONABLE DISCRETION, THAT, UPON PURCHASE OF THE UNITS PURSUANT TO THE OFFER, IT, THE FUNDS AND/OR THEIR NOMINEE WILL HAVE FULL RIGHTS TO OWNERSHIP AS TO ALL SUCH UNITS AND THAT THE GENERAL PARTNER WILL CONSENT TO IT, THE FUNDS OR THEIR NOMINEE BECOMING ASSIGNEES OF THE PURCHASED UNITS AND A SUBSTITUTE LIMITED PARTNER WITH RESPECT TO ALL SUCH UNITS. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTIONS 2 AND 14.

EACH HOLDER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.

                                 --------------

                                   IMPORTANT

    Any Holder wishing to tender all or a portion of his or her Units should complete and sign the Letter of Transmittal in accordance with the Instructions attached to the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary at its address set forth on the back cover of this Offer to Purchase and tender those Units pursuant to the procedures for transfer set forth in Section 3 hereof and the Instructions attached to the Letter of Transmittal.

    There is no established trading market for the Units.The Purchase Price has been established by the Purchaser, in its sole discretion. No independent opinion, report or appraisal related to the valuation of the Units has been obtained by the Purchaser.

    Questions and requests for assistance may be directed to the Information Agent or the Purchaser at their respective addresses and telephone numbers set forth in the Instructions attached to the Letter of Transmittal and on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Information Agent or the Purchaser.

                                 --------------

                               TABLE OF CONTENTS

                                                                                                                    PAGE
                                                                                                                 -----------

INTRODUCTION...................................................................................................           5
       1.  TERMS OF THE OFFER..................................................................................           7
       2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT.......................................................           8
       3.  PROCEDURE FOR TENDERING UNITS.......................................................................           9
       4.  WITHDRAWAL RIGHTS...................................................................................          10
       5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER................................................          10
       6.  PRICE RANGE OF THE UNITS............................................................................          13
       7.  EFFECT OF THE OFFER ON EXCHANGE ACT REGISTRATION....................................................          13
       8.  CERTAIN INFORMATION CONCERNING THE PARTNERSHIP......................................................          14
       9.  CERTAIN INFORMATION CONCERNING PURCHASER............................................................          17
      10.  SOURCE AND AMOUNT OF FUNDS..........................................................................          18
      11.  BACKGROUND OF THE OFFER.............................................................................          18
      12.  PURPOSE OF THE OFFER; PLANS FOR THE PARTNERSHIP.....................................................          19
      13.  DISTRIBUTIONS TO LIMITED PARTNERS...................................................................          19
      14.  CERTAIN CONDITIONS OF THE OFFER.....................................................................          19
      15.  CERTAIN LEGAL MATTERS...............................................................................          21
      16.  FEES AND EXPENSES...................................................................................          22
      17.  MISCELLANEOUS.......................................................................................          22
SCHEDULE I.....................................................................................................         A-1

To Holders of Units of Limited Partnership Interest in ALZA TTS Research Partners, Ltd.:

                                  INTRODUCTION

    PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser") on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., hereby offers to purchase up to 1,400 units of limited partnership interest (the "Units") in ALZA TTS Research Partners, Ltd., a Delaware limited partnership (the "Partnership"), for cash consideration per Unit of $12,000 (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of any cash or asset distributions made or declared by the Partnership or after December 31, 1997 and prior to the date on which the Purchaser pays the Purchase Price for the tendered Units. This Offer is made to all beneficial owners of Units (each a "Holder").

    The Purchaser and the Funds are making this Offer because the Funds believe that the Units represent an attractive investment at the price offered. There can be no assurance, however, that this belief is correct and, as a result, ownership of Units (either by the Purchaser, the Funds or Holders who retain their Units) remains a speculative investment. The Funds are acquiring the Units for investment purposes and do not currently intend to make any effort to change the management or operations of the Partnership and have no current plans for any extraordinary transaction regarding the Partnership.

    The Purchaser is not affiliated with the General Partner of the Partnership.

    As of the date of this Offer, the General Partner of ALZA TTS Research Partners, Ltd., ALZA Development Corporation, has not made any recommendation to any Holders as to whether to tender or refrain from tendering Units. Each Holder must make his or her own decision whether to tender or refrain from tendering his or her Units. No later than 10 business days from the date of this Offer, the General Partner is required by law to issue a statement that (i) the Partnership accepts or rejects the Offer, (ii) the Partnership expresses no opinion and is remaining neutral toward the Offer or (iii) the Partnership is unable to take a position with respect to the Offer.

    The Offer is conditioned upon, among other things, Purchaser being satisfied, prior to the Expiration Date, in its reasonable discretion, that, upon purchase of the Units pursuant to the Offer, it, the Funds and/or their nominee will have full rights to ownership as to all such Units and that the General Partner will consent to it, the Funds or their nominee becoming assignees of the purchased Units and a substitute limited partner with respect to all such Units. The Offer is also subject to certain other conditions contained in this Offer to Purchase. See Sections 2 and 14.

    According to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed by the Partnership (the "Partnership 10-Q"), 3,200 Units were issued and outstanding.

    Tendering Holders will not be obligated to pay brokerage fees or commissions or transfer taxes, if applicable, on the purchase of Units pursuant to the Offer. Purchaser will pay all charges and expenses of State Street Bank and Trust Company, as the depositary (the "Depositary"), and MacKenzie Partners, Inc., as the information agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

    According to the Partnership's February 1983 Prospectus, the Partnership's principal objective was to achieve substantial returns to investors by investing in the development and commercialization of new transdermal therapeutic systems, which are pharmaceutical products being developed by ALZA Corporation. In pursuing this strategy, all available Partnership development funds were expended before 1988. Two of the projects were completed and were cleared for marketing in the United States and several additional countries. From inception through September 30, 1997, each Holder had received cumulative distributions of $7,143 per $5,000 Unit and will receive the December 1997 distribution regardless of whether the Holder's Units are tendered. See Section 13.

A Holder may wish to tender Units for a number of reasons:

- PREMIUM TO HISTORICAL OFFERS. Since there is no trading market in the Units, the price at which Units are bought and sold varies greatly depending on the venue in which buyers and sellers are matched. On various partnership matching services of which the Purchaser is aware, approximately 15 Units have been auctioned to the highest bidder over the last 12 months. According to Partnership Spectrum, in this venue Units have sold for a weighted average price of $8,889 over the last year, with the highest price of which PharmaInvest is aware having been $10,625 (after commissions and the anticipated distribution of $700 that will be made to Holders in December). In addition, there have been a number of unregistered offers made directly to Holders, the most recent of which PharmaInvest is aware was priced at $6,000 per Unit ($4,600 after adjusting for distributions made or expected to be made prior to the closing of the Offer).

- POTENTIAL TAX BENEFIT, ENHANCED BY CHANGE IN CAPITAL GAIN RATES TO 20%. Each Holder is generally taxable on his or her allocable share of Partnership profits, which are ordinary income. Ordinary income is taxed to individuals at rates of up to 39.6% at the federal level. The gain resulting from the sale of a Unit generally should be taxed to Holders at capital gain rates (currently 20% for most individuals disposing of capital assets held more than 18 months). A Holder who has been a limited partner since the original offering will generally have no basis in the Units. As a result, all or substantially all of the Purchase Price should be taxable as capital gain. The Purchaser is not expressing an opinion as to the tax consequences of tendering Units. Holders are strongly advised to consult their tax advisors with respect to the tax consequences of accepting the Offer.

    The following example illustrates the potential federal income tax consequences to Holders for whom the Units are capital assets that have no remaining basis and have been held for more than 18 months. Note that the example does not reflect the impact, if any, of state and local taxes on the disposition or retention of the Units.

ACCEPTING THE OFFER:
--------------------------------------------------------------
Purchase Price................................................  $   12,000
Less: federal capital gains tax (20%).........................      (2,400)
                                                                ----------
Net proceeds..................................................  $    9,600

RETAINING YOUR UNITS:
--------------------------------------------------------------
Distributions for the preceding 12 months.....................  $    2,418
Less: federal ordinary income tax (39.6%).....................        (957)
                                                                ----------
Net distributions.............................................  $    1,461

Net proceeds as a multiple of last 12 months distributions
  (net of federal taxes):.....................................       6.5 x

    AS SHOWN ABOVE, BASED ON THE LAST 12 MONTHS AFTER-TAX DISTRIBUTIONS OF $1,461, A HOLDER WHO RETAINS HIS/HER UNITS WOULD HAVE TO HOLD THE UNITS FOR AN ADDITIONAL 6 1/2 YEARS TO REALIZE THE $9,600 OF AFTER-TAX PROCEEDS RECEIVED BY ACCEPTING THE OFFER.

- SIMPLIFIED TAX RETURNS. The Offer may be attractive to certain Holders who wish in the future to avoid the expenses, delays and complications of filing complex income tax returns resulting from Form K-1s necessitated by ownership of Units.

- LIQUIDITY OPPORTUNITY. The Offer provides each Holder the opportunity to liquidate his or her investment in the Partnership without transfer fees and transaction costs generally incurred in secondary market sales. Although there are limited resale mechanisms available to Holders through partnership matching services, there is no formal trading market for the Units.

- VALUE DEPENDENT ON ONE PRODUCT. The bulk of the Partnership's value is based on the right to receive royalties on the sales of Duragesic. While the sales of Duragesic have grown over the last several years, there can be no assurance that they will continue to do so. ALZA and its marketing partner for Duragesic, Jannsen Pharmaceutica, are developing E-transfentanyl, a product that may be competitive with Duragesic. The Offer enables a Holder the opportunity to eliminate uncertainty with respect to future sales of Duragesic.

1. TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) up to 1,400 Units that are validly tendered and not withdrawn in accordance with Section 4 prior to the Expiration Date. As used in the Offer, the term "Expiration Date" means 12:00 midnight, New York City time, on December 19, 1997, unless and until Purchaser, in accordance with the terms of the Offer, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(c)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

    The Offer is not conditioned upon any minimum number of Units being tendered. The Offer is subject to certain other conditions set forth in Sections 2 and 14. Purchaser expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer. If, by the Expiration Date, any or all of the conditions of the Offer are not satisfied or waived, Purchaser reserves the right (but shall not be obligated) to (i) extend the period during which the Offer is open and, subject to the rights of tendering Holders to withdraw their Units, retain all tendered Units until the Expiration Date, (ii) waive any or all of the conditions of the Offer and, subject to compliance with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), accept for payment or purchase all validly tendered Units and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Units and return promptly all tendered Units to tendering Holders. Any extension, delay in payment, termination or amendment may be made by giving oral or written notice to the Depositary and will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    Following the expiration of the Offer or if the Offer is not consummated, the Purchaser and the Funds may seek to acquire Units through open-market purchases, privately negotiated transactions or otherwise, upon such terms and conditions and at such prices as it shall determine, which may be more or less than the Purchase Price and could be for cash or other consideration.

    The Commission has announced that, under its interpretation of Rules 14d-4(c) and 14d-6(d) under the Exchange Act, material changes in the terms of a tender offer or information concerning a tender offer may require that the tender offer be extended so that it remains open a sufficient period of time to allow Holders to consider such material changes or information in deciding whether or not to tender or withdraw their securities. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information. If Purchaser decides to increase or decrease the consideration in the Offer or to make a change in the percentage of Units sought and if, at the time that notice of any such change is first published, sent or given to Holders, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of that notice, the Offer will be extended at least until the expiration of that period of ten business days.

2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT

    If more than 1,400 Units are validly tendered on or prior to the Expiration Date and not properly withdrawn on or prior to the Expiration Date, the Purchaser will only accept for payment, upon the terms and subject to the conditions of the Offer, and pay for an aggregate of 1,400 Units so tendered, pro rata according to the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid purchases in fractions of other than half Units. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 1,400 Units, the Purchaser will purchase all Units so tendered and not properly withdrawn, upon the terms and subject to the conditions of the Offer.

    In the event that proration is required, the Purchaser will announce the final results of such proration as soon as practicable after the Expiration Date.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) and pay for all Units which are validly tendered (and not properly withdrawn) prior to the Expiration Date, promptly following the Expiration Date. Subject to the applicable rules of the Commission, including Rule 14e-1(c), Purchaser expressly reserves the right to delay acceptance for payment of or payment for Units pending receipt of any regulatory approval specified in Section 15 or in order to comply, in whole or in part, with any other applicable law or government regulation. See Sections 14 and 15.

    In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Letter of Transmittal properly completed and duly executed with notarized signatures and (ii) confirmation to Purchaser of such Holder's ownership by ALZA Development Corporation, the registrar and transfer agent of the Units.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Units validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Units for payment. Payment for Units accepted pursuant to the Offer will be made by deposit of the Purchase Price with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payment from Purchaser and transmitting payment to tendering Holders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Holders, Purchaser's obligation to make such payment shall be satisfied and tendering Holders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Units pursuant to the Offer. Purchaser will pay any transfer taxes incident to the transfer to it of validly tendered Units, as well as any charges and expenses of the Depositary and the Information Agent. Under no circumstances will interest accrue on the consideration to be paid for the Units by Purchaser, regardless of any delay in making such payment.

    If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Unit pursuant to the Offer, Purchaser will pay the increased consideration for all the Units purchased pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration. Purchaser does not currently expect to increase the consideration to be paid per Unit pursuant to the Offer.

    Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Units tendered pursuant to the Offer, provided that any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURE FOR TENDERING UNITS

    VALID TENDERS. For Units to be validly tendered pursuant to the Offer, a Letter of Transmittal, properly completed and duly executed, with notarized signatures and any other documents required by the Letter of Transmittal, must be postmarked prior to the Expiration Date.

    NOTARIZED SIGNATURES. In all cases, signatures on the Letter of Transmittal must be notarized. SEE INSTRUCTION 2 OF THE LETTER OF TRANSMITTAL. If the Units are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered Holder of the Units surrendered, then the Letter of Transmittal for the tendered Units must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name or names of the registered Holder appears in the records of ALZA Development Corporation. SEE INSTRUCTIONS 1 AND 2 OF THE LETTER OF TRANSMITTAL.

    IN ALL CASES, UNITS SHALL NOT BE DEEMED VALIDLY TENDERED UNLESS A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL IS RECEIVED BY THE DEPOSITARY.

    THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER. IF DELIVERY IS MADE BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    Notwithstanding any other provision of this Offer to Purchase, subject to the applicable rules of the Commission, including Rule 14e-1(c), payment for Units accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of confirmation of such Holder's ownership by ALZA Development Corporation, the registrar and transfer agent for the Units, and a Letter of Transmittal, properly completed and duly executed, with notarized signatures, and all other documents required by the Letter of Transmittal.

    DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to any of the procedures described above will be determined by Purchaser in its reasonable discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Units determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of Units. Purchaser also reserves the absolute right to waive or amend any or all of the conditions of the Offer prior to the Expiration Date. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding on all parties. No tender of Units will be deemed to have been validly made, until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    APPOINTMENT AS PROXY. By executing and delivering the Letter of Transmittal, a tendering Holder irrevocably appoints designees of Purchaser as his or her attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of the Holder's rights with respect to the Units (and with respect to any and all other securities issued or issuable in respect of such Units on or after the date hereof) tendered by the Holder. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Units and all prior powers of attorney and proxies given by the Holder with respect to the Units will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Holder. Designees of Purchaser will be empowered to exercise all voting and other rights of the Holder with respect to such Units as they in their reasonable discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Holders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Units to be validly tendered, immediately upon Purchaser's acceptance for payment of the Units, Purchaser must be able to exercise full voting and other rights with respect to the Units.

    A tender of Units pursuant to any of the procedures described above will constitute the tendering Holder's acceptance of the terms and conditions of the Offer. Purchaser's acceptance for payment of Units tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and Purchaser upon the terms and conditions of the Offer.

4. WITHDRAWAL RIGHTS

    Tenders of Units made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser as provided in this Offer to Purchase, may also be withdrawn at any time after January 18, 1998. If Purchaser extends the Offer, is delayed in its purchase of or payment for Units, or is unable to purchase or pay for Units for any reason then, without prejudice to the rights of Purchaser, tendered Units may be retained by the Depositary on behalf of Purchaser and may not be withdrawn, except to the extent that tendering Holders are entitled to withdrawal rights as set forth in this Section 4.

    The reservation by Purchaser of the right to delay the acceptance or purchase of or payment for Units is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Units deposited by or on behalf of Holders promptly after the termination or withdrawal of the Offer.

    For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at it address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered Holder, if different from that of the person who tendered the Units. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding on all parties. No withdrawal of Units will be deemed to have been made properly until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

    Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 above.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER

    The following is a general discussion of certain federal income tax consequences of a sale of Units pursuant to the Offer, assuming that the Partnership is treated and taxable as a partnership for federal income tax purposes. This summary is of a general nature only and does not discuss all aspects of federal income taxation that may be relevant to each Holder in light of such Holder's particular circumstances. In addition, the summary does not discuss aspects of federal income taxation that may be relevant to Holders subject to special treatment under the federal income tax laws, such as foreign persons, dealers in securities, insurance companies, tax-exempt organizations, banks, thrifts, regulated investment companies or Holders that do not hold Units as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")). This summary is based on the Code, Treasury regulations thereunder, and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

    EACH HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF SELLING UNITS PURSUANT TO THIS OFFER. THIS SUMMARY DOES NOT DISCUSS ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF SELLING UNITS PURSUANT TO THIS OFFER.

    CONSEQUENCES TO HOLDERS WHO TENDER UNITS. A Holder who tenders Units pursuant to the Offer generally will recognize gain or loss equal to the difference between (i) the Holder's "amount realized" and (ii) the Holder's adjusted tax basis in the Units tendered. The amount realized with respect to a Unit sold pursuant to the Offer is the sum of the amount of cash received by the Holder for such Unit and such Holder's share of Partnership liabilities allocable to such Unit (as determined under Section 752 of the Code). The amount of a Holder's adjusted tax basis in his or her Units will vary depending on the Holder's particular circumstances, and will be affected by allocations of Partnership income, gain and loss during the year in which Units are tendered, distributions, if any, made by the Partnership to a Holder with respect to such Units during such year, and also any increases or decreases in the Holder's share of Partnership liabilities. The Partnership's taxable income, gain and loss for the taxable year will be allocated between the Purchaser and tendering Holders in accordance with the terms of the Partnership Agreement.

    TAX BASIS IN UNITS. The IRS has ruled that a partner has one basis for the partner's entire interest in a partnership even if a partner bought partnership interests in different transactions. Upon a sale of a portion of such aggregate interest (e.g., in a partial tender of Units), a Holder would be required to allocate such Holder's aggregate tax basis between the Units sold and the Units retained using some equitable apportionment method, such as the relative fair market value of such Units on the date of sale. It is not entirely clear whether the aggregation rule results in the tacking of the holding period of earlier purchased Units to more recently acquired Units.

    CHARACTERIZATION OF GAIN OR LOSS. Gain or loss recognized by a Holder on the sale of Units pursuant to the Offer generally will be capital gain or loss. However, under Section 751 of the Code, the difference between the portion of the amount realized by a Holder that is attributable to "unrealized receivables" and "inventory" (together, "Section 751 Property") over the portion of the Holder's adjusted tax basis in the Unit that is allocated to Section 751 Property will be treated as ordinary income or loss, rather than capital gain or loss. In certain cases, ordinary income recognized under Section 751 of the Code may exceed net taxable gain realized on the sale of a Unit and may be recognized even if there is a net taxable loss realized on the sale of a Unit. Existing Treasury regulations require each person who transfers an interest in a partnership possessing Section 751 Property to file a statement with such person's tax return reporting the transfer and certain other information relating thereto.

    The Taxpayer Relief Act of 1997 (HR 2014) (the "Act"), enacted into law on August 5, 1997, generally reduces the maximum rate of tax on net capital gain for individuals, estates and trusts from 28% to 20% (in addition, the Act provides for additional rate reductions on gains attributable to dispositions of certain property for the taxable years beginning after December 31, 2000). However, for sales or exchanges of capital assets after July 28, 1997, the 20% rate applies only to gains attributable to such assets that were held for more than 18 months. The 20% rate does not apply to gain on the sale of collectibles and to certain other gain. The 28% rate continues to apply to gains attributable to sales or exchanges of capital assets held for more than one year but not more than 18 months. For non-corporate taxpayers, capital losses are deductible only to the extent of capital gains plus up to $3,000 of ordinary income. If capital losses are not used in a tax year, such losses generally can be carried forward to succeeding tax years indefinitely. Non-corporate taxpayers are not entitled to carry back capital losses to prior taxable years.

    Under current law, the maximum federal income tax rate applicable to capital gains and ordinary income for corporations is 35%. Corporations may only offset capital losses against capital gains. Corporations are entitled to carry back unused capital losses to the three preceding taxable years and carry forward unused capital losses to the succeeding five taxable years.

    EFFECT OF PASSIVE LOSS RULES. Under Section 469 of the Code, a non-corporate taxpayer or personal service corporation generally can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. Provided that a Holder is subject to the passive activity loss rules in connection with the ownership of Units, a Holder with "suspended" passive activity losses generally should be entitled to offset such losses against any income or gain recognized by the Holder on a sale of all of such Units (subject to certain other limitations). If a Holder does not sell all of his or her Units, the passive activity loss limitations would continue to apply until the Holder disposes of all of his or her remaining Units.

    BACK-UP WITHHOLDING. A Holder (other than corporations and certain foreign individuals) who tenders Units may be subject to 31% backup withholding unless he or she provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he or she is awaiting a TIN. A Holder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. IF A HOLDER WHO IS SUBJECT TO BACKUP WITHHOLDING DOES NOT PROPERLY COMPLETE AND SIGN THE SUBSTITUTE FORM W-9, THE PURCHASER WILL WITHHOLD 31% FROM PAYMENTS TO SUCH HOLDER. SEE INSTRUCTION 4 TO THE LETTER OF TRANSMITTAL.

    POSSIBLE LEGISLATIVE TAX CHANGES. There have been a number of proposals made in Congress and by the Treasury Department and other government agencies for changes in the federal income tax laws. In addition, the Internal Revenue Service has proposed and may still be considering changes in regulations and procedures. It is likely that further proposals will be forthcoming or that previous proposals will be revived in some form in the future. It is impossible to predict with any degree of certainty what past proposals may be revived or what new proposals may be forthcoming, the likelihood of adoption of any such proposals, the likely effect of any such proposals upon investment in the Partnership or upon the sale of Units, or the effective date of any legislation which may derive from any such past or future proposals. Holders are strongly urged to consider ongoing developments in this uncertain area.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. LIMITED PARTNERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER.

6. PRICE RANGE OF THE UNITS

    According to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed by the Partnership (the "Partnership 10-K") "there is no established public trading market for the Units." According to Partnership Spectrum, an independent third-party industry publication that tracks recent trades in certain limited partnership interests, for the twelve months ended July 31, 1997, 13 Units traded at per Unit prices between $7,500 and $9,258 with a weighted average of $8,347 per Unit. The most recent issue of Partnership Spectrum (July/August, 1997) indicates that 5.0 Units traded in the period June 1, 1997 through July 31, 1997 at between $7,500 and $8,800 per Unit, with a weighted average of $7,760 per Unit.

        Trading Activity for the Twelve-Month Period Ended July 31, 1997

                                                   WEIGHTED                        NUMBER OF        NUMBER        TOTAL
                     PERIOD                         AVERAGE       LOW/HIGH       UNITS TRADED      OF TRADES      VOLUME
------------------------------------------------  -----------  ---------------  ---------------  -------------  ----------
August 1, 1996 - September 30, 1996.............      --             N/A              --              --            --
October 1, 1996 - November 30, 1996.............      --             N/A              --              --            --
December 1, 1996 - January 31, 1997.............      --             N/A              --              --            --
February 1, 1997 - March 31, 1997...............   $   8,715   $  8,300/$9,258           8.0             4.0    $   69,716
April 1, 1997 - May 31, 1997....................      --             N/A              --              --            --
June 1, 1997 - July 31, 1997....................   $   7,760   $  7,500/$8,800           5.0             2.0    $   38,800
                                                                                                          --
                                                  -----------  ---------------           ---                    ----------
                                                   $   8,347   $  7,500/$9,258          13.0             6.0    $  108,516
                                                                                                          --
                                                                                                          --
                                                  -----------                            ---                    ----------
                                                  -----------                            ---                    ----------

    On November 1, 1997, the Purchaser acquired 2 Units for $12,411 per Unit. The Purchaser expects to receive the fourth quarter 1997 distribution which it estimates to approximate $700.

    Holders are advised, however, that such sales prices as reported by Partnership Spectrum are on a gross basis and do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs. Also, trades may have occurred at higher or lower prices which were not reported by Partnership Spectrum and the Purchaser makes no representation as to the accuracy or completeness of the trade information. Not all trades are reported in Partnership Spectrum.

    The Purchase Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Purchaser did not attempt to obtain current independent valuations or appraisals of the underlying assets owned by the Partnership. Other measures of the value of the Units may be relevant to Holders. See Section
8. HOLDERS ARE URGED TO CONSIDER CAREFULLY ALL OF THE INFORMATION CONTAINED HEREIN AND CONSULT WITH THE OWN ADVISORS, TAX, FINANCIAL OR OTHERWISE, IN EVALUATING THE TERMS OF THE OFFER BEFORE DECIDING WHETHER TO TENDER UNITS.

7. EFFECT OF THE OFFER ON EXCHANGE ACT REGISTRATION

    The Units are currently registered under the Exchange Act. Such registration may be terminated upon application of the Partnership to the Commission if the Units are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Units under the Exchange Act would substantially reduce the information required to be furnished by the Partnership to Holders and to the Commission and would make certain of the provisions of the Exchange Act no longer applicable to the Units. The Purchaser currently has no plans to seek to cause the Partnership to terminate such registration.

8. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

    The Partnership was formed to fund the development and clinical testing of six products based on ALZA's transdermal drug delivery technology. In March 1983, Merrill Lynch placed 3,200 Units at $5,000 each with approximately 2,000 Holders. The Partnership also sold a Class B limited partnership interest to Stada Arzneimittel AG ("Stada" or the "Class B Limited Partner"), a German pharmaceutical company for $750,000. ALZA Development Corporation ("ADC"), a wholly-owned subsidiary of ALZA is the General Partner of the Partnership and contributed 1% of the Partnership's total capitalization of $16.9 million. The Partnership will terminate on January 31, 2004, unless its term is extended or reduced by the General Partner.

    The Partnership has completely expended its funds for research and development of products ("TTS Partnership Products") which combine certain generic drug compounds in specified areas of therapy with ALZA's proprietary transdermal therapeutic system ("TTS") technology. It has licensed two TTS Partnership Products. One, TTS-fentanyl or Duragesic, is a narcotic analgesic transdermally administered for management of severe chronic pain when opioid analgesia is indicated such as in the management of cancer pain. Duragesic is marketed by Janssen Pharmaceutica throughout the world and co-marketed by ALZA in the U.S. TTS-testosterone or Testoderm-Registered Trademark-, is a controlled-release dosage form of the major male hormone testosterone, designed to re-establish in hypogonadal males the plasma concentrations of testosterone observed in healthy young men. It is marketed by ALZA in the U.S. and through distributors in Asia and Europe.

    The Partnership receives a 4% royalty on net sales of the two products until the expiration of the respective patents -- April 2006 for Duragesic and February 2005 for Testoderm. ALZA has indicated in oral communications with the Purchaser that it will establish a liquidating trust to ensure royalties are paid and received by the former limited partners, since the Partnership is scheduled to dissolve prior to the expiration of certain patents covering these TTS Partnership Products.

    The Partnership has delegated to the General Partner, pursuant to Limited Partnership Agreement, responsibility for management and administrative services necessary for the operation of the Partnership.

    LICENSE OPTION. The Partnership granted to ALZA an option whereby ALZA had a right to acquire a license to the Partnership's products. The license is exclusive for 13 years after the actual reduction to practice of the product, after which the license becomes non-exclusive. In 1990, ALZA exercised this option for both Duragesic and Testoderm. ALZA's exclusivity lapses for Duragesic on December 4, 1998 and for Testoderm on July 26, 1998. On these dates the General Partner must determine whether to license the products to other companies. Duragesic is currently marketed by Janssen Pharmaceutica throughout the world and co-marketed by ALZA in the U.S. Testoderm is currently marketed by ALZA in the U.S. and through distributors in Asia and Europe.

    PARTNERSHIP PURCHASE OPTION. When the Partnership was formed, the General Partner was granted an option to acquire all of the limited partnership interests in the Partnership (the "Purchase Option"). During 1987 and 1988, the General Partner could have exercised this option for $60 million and $90 million, respectively. From 1989 onwards it had and still has the right to purchase the limited partnership interests for the greater of $50 million or $120 million less cumulative distributions to the limited partners. Through September 30, 1997, approximately $22.9 million had been distributed to the Unit Holders since the Partnership's inception. The General Partner can currently exercise this option to purchase the Holders' interests for a lump sum payment of approximately $91.8 million (not including the $5.3 million lump sum payment that would be payable to the Class B Partner). According to the Partnership 10-Q, the General Partner has not made a determination as to whether to exercise the Purchase Option.

    THE GENERAL PARTNER. The General Partner, ALZA Development Corporation, is a wholly-owned subsidiary of ALZA Corp. ("ALZA"). Incorporated in 1968 and located in California, ALZA is in the business of developing and commercializing innovative pharmaceutical products that incorporate drugs into advanced dosage forms designed to provide controlled, predetermined rates of drug release for extended time periods. Other than the TTS Partnership Products, ALZA-developed products include Procardia XL-Registered Trademark- for the treatment of angina and hypertension, Transderm-Nitro-Registered Trademark-for the prevention and treatment of angina and NicoDerm-Registered Trademark-for use as an aid in smoking cessation.

    THE PARTNERSHIP'S ASSETS AND BUSINESS. The Partnership is a California limited partnership with its principal executive offices located at 950 Page Mill Rd., P.O. Box 10950, Palo Alto, CA 94303-0802. According to the Partnership 10-K, the Partnership commenced operations on December 30, 1982.

    DETERMINATION OF PURCHASE PRICE OF UNITS. The Purchaser has determined the Purchase Price by dividing the sum of (i) Purchaser's own estimate of the present value of future cash flows that may be derived from the Partnership's holdings and (ii) Purchaser's own estimate of the current market value of the Partnership's other net assets, by the number of Units outstanding. In addition, the Purchaser compared the Purchase Price to the recent trading prices for the small number of Units that have been sold through partnership matching services. All of the information considered by the Purchaser in determining the Purchase Price is publicly available. The principal assets of the Partnership are rights to receive contingent payments based on sales of two pharmaceutical products in which the Partnership has a direct interest.

    The Purchaser's $38.4 million valuation of the Partnership's assets at September 30, 1997 can be summarized as follows:

                                                                                  PURCHASER'S
                                                                                   ESTIMATE
ASSET                                                                              OF VALUE
-------------------------------------------------------------------------------  -------------
Net Working Capital............................................................  $    --
Duragesic Royalty Interest.....................................................     37,825,000
Testoderm Royalty Interest.....................................................        575,000
                                                                                 -------------
                                                                                 $  38,400,000
                                                                                 -------------
                                                                                 -------------
Valuation per Unit.............................................................  $      12,000
                                                                                 -------------
                                                                                 -------------

    No third party was retained by the Purchaser to value the Units or to render any fairness opinion with respect to the Purchase Price. No representation is made as to the fairness of the Purchase Price. No other valuation analysis was performed or used, including any liquidation value or net asset value analysis.

    SELECTED FINANCIAL DATA. Set forth below is certain selected consolidated financial information, with respect to the Partnership excerpted from the Partnership's 10-K and the Partnership 10-Q. More comprehensive financial information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies should be obtainable in the manner set forth above under "Available Information."

                       SELECTED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                9 MONTHS
                                  ENDED                        FOR THE YEARS ENDED DECEMBER 31,
                              SEPTEMBER 30,  --------------------------------------------------------------------
                                  1997           1996          1995          1994          1993          1992
                              -------------  ------------  ------------  ------------  ------------  ------------
Total revenue...............   $ 6,700,419   $  6,294,396  $  4,461,900  $  3,178,312  $  2,728,327  $  1,452,897
Net Income..................     6,612,614      6,207,848     4,361,647     3,082,860     7,634,523     1,384,540
Net income allocated to
  Partners:
  Unitholders...............     6,255,533      6,035,020     4,318,031     3,052,032     2,608,178       656,259
  Per Unit..................   $  1,954.85   $   1,885.94  $   1,349.38  $     953.76  $     815.06  $     205.08
  Class B Limited Partner...       290,955        110,749       --            --            --            669,633
  General Partner...........        66,126         62,079        43,616        30,828        26,345        58,648
Total Assets (Cash) at
  December 31...............        98,427         77,586        48,245        28,155        17,757         9,996
Distributions to Partners
  Unitholders...............     6,117,184      5,768,192     4,073,856     2,868,864     2,509,632     1,294,880
  Per Unit..................   $  1,911.62   $   1,802.56  $   1,273.08  $     896.52  $     784.26  $     404.65
  Class B Limited Partner...       284,521        268,287       189,481       133,435       116,728        70,646
  General Partner...........        64,660         60,963        43,064        30,309        26,554        13,815

                                                                        NINE MONTHS ENDED
                                                                          SEPTEMBER 30,
                                                                    --------------------------
                                                                        1997          1996
                                                                    ------------  ------------
REVENUE:
  Royalty Income..................................................  $  6,429,638  $  4,505,437
  License Fee.....................................................       250,000       --
  Interest Income.................................................        20,781        20,912
                                                                    ------------  ------------
                                                                       6,700,419     4,526,349
Expenses:
  General and Administrative......................................        87,805        58,602
                                                                    ------------  ------------
Net Income........................................................  $  6,612,614  $  4,467,747
                                                                    ------------  ------------
                                                                    ------------  ------------
Allocation of Net Income
  General Partner.................................................  $     66,126  $     44,678
  Class A Limited Partners........................................     6,255,533     4,388,884
  Class B Limited Partner.........................................       290,955        34,185
Net Income per Class A LP Unit....................................  $   1,954.85  $   1,371.53

                   SELECTED STATEMENTS OF FINANCIAL CONDITION
                                  (UNAUDITED)

                                                         SEPTEMBER 30, 1997  DECEMBER 31, 1996
                                                         ------------------  -----------------
Assets
  Cash.................................................      $   98,427         $    77,586
                                                                -------            --------
    Total Assets.......................................      $   98,427         $    77,586
                                                                -------            --------
                                                                -------            --------
Liabilities and partners' capital
  Payable to ALZA Corporation..........................      $   20,973         $   146,381
  Partners' capital (deficit)
    Class A Limited Partners, 3,200 Units
      outstanding......................................          68,445             (69,904)
    Class B Limited Partner............................           8,239               1,805
    General Partner....................................             770                (696)
                                                                -------            --------
      Partners' capital (deficit)......................          77,454             (68,795)
                                                                -------            --------
    Total liabilities and partners' capital (deficit)..      $   98,427         $    77,586
                                                                -------            --------
                                                                -------            --------

    AVAILABLE INFORMATION. The Partnership is subject to the information filing requirements of the Exchange Act. In accordance with the requirements of the Exchange Act, the Partnership files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies may be obtained upon payment of the Commission's prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be obtained at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    Except as otherwise stated in this Offer to Purchase, the information concerning the Partnership contained in this Offer to Purchase has been taken from or is based upon publicly available documents on file with the Commission or a court and other publicly available information. Although the Purchaser and the Funds do not have any knowledge that any such information is untrue, the Purchaser and the Funds take no responsibility for the accuracy or completeness of such information or for any failure by the Partnership to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9. CERTAIN INFORMATION CONCERNING PURCHASER

    PharmaInvest, L.L.C., a Delaware limited liability company, was formed in August 1997 to act as nominee for Pharmaceutical Royalties, L.L.C., a Delaware limited liability company formed in July 1996 and Pharmaceutical Royalty Investments Ltd., a Bermuda company formed in May 1996, each of which has been organized to invest in royalty interests and contingent payment rights ("CPRs") which derive cash payments based on the sale of pharmaceutical and biotechnology products. Units acquired by Pharmaceutical Royalty Investments Ltd. pursuant to the Offer will be assigned to certain of its subsidiaries. The Purchaser and the Funds are managed by Pharmaceutical Partners, L.L.C. ("PPLLC"). The principal executive offices of PPLLC are located at 70 East 55th Street, 23rd Floor, New York, NY 10022. PPLLC is the sole member of the Purchaser. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each member of PPLLC are set forth in Schedule I hereto.

    Except as described in this Offer to Purchase, during the last five years neither Purchaser, the Funds nor, to the best knowledge of Purchaser and the Funds, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

    Except as described in this Offer to Purchase, (i) neither Purchaser, the Funds or, to the best knowledge of Purchaser and the Funds, any of the persons listed in Schedule I hereto or any affiliate of any such person, beneficially owns or has a right to acquire any Unit and (ii) neither Purchaser, the Funds or, to the best knowledge of Purchaser and the Funds, any of the other persons referred to above, or any affiliate of any of the foregoing, has effected any transaction in the Units during the past 60 days.

    Except as described in this Offer to Purchase, (i) neither Purchaser, the Funds or, to the best knowledge of Purchaser and the Funds, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any Units, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Units, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies and (ii) there have been no contacts, negotiations or transactions between Purchaser, the Funds or any of their affiliates or, to the best knowledge of Purchaser and the Funds, any of the persons listed in Schedule I hereto, on the one hand, and the Partnership or any of its affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission.

    The following trades for 2.0 Units have been entered into by the Purchaser, the Funds or their affiliates and have been transferred by the General Partner as of November 1, 1997.

                                                                      PRICE PER       NUMBER OF
TRADE DATE                                                              UNIT            UNITS
------------------------------------------------------------------  -------------  ---------------
November 1, 1997..................................................   $    12,411(1)          2.0

------------------------

(1) Purchaser expects to receive the 4th quarter 1997 distribution which it estimates to approximate $700

10. SOURCE AND AMOUNT OF FUNDS

    Purchaser estimates that the maximum amount of funds required to purchase Units pursuant to the Offer and to pay related costs and expenses will be approximately $17.0 million. The Purchaser presently anticipates that all amounts required for the purchase of Units and to pay related costs and expenses will be funded from existing cash balances of the Purchaser and the Funds.

11. BACKGROUND OF THE OFFER

    It is the business of the Purchaser to identify, evaluate and acquire pharmaceutical royalty interests. Since the Partnership's principal assets are the right to receive royalties on the sale of Duragesic and Testaderm, the Partnership represents an investment opportunity within the scope of the mandate of the funds managed by Pharmaceutical Partners. Earlier this year, the Purchaser began to evaluate the Partnership as an investment opportunity. In doing so, it had a number of conversations with the Investor Relations staff of ALZA regarding the products in the Partnership, patent expiration dates and the termination of the Partnership in 2004.

    Once the Purchaser had determined that the Partnership represented a possible investment opportunity, the Purchaser contacted the General Partner to make it aware of the Purchaser's possible interest. On June 27, the Purchaser had a telephone conversation with the General Partner regarding its possible interest in an investment in the Partnership. The Purchaser sent several additional letters on July 11 and 17 continuing to express its interest in the Partnership.

    In October 1997, the Purchaser had second conversation with the General Partner reiterating its interest in the Partnership. Following the conversation, the Purchaser acquired 2 Units, and on October 22 made a written request and paid a $100 processing fee to receive a list of names and addresses of limited partners (the "List"). The Purchaser received the List on November 2 and commenced the Offer on November 20.

12. PURPOSE OF THE OFFER; PLANS FOR THE PARTNERSHIP

    The purpose of the Offer is to enable the Purchaser and the Funds to acquire Units in the Partnership. The Purchaser and the Funds are making this Offer because the Funds believe that the Units represent an attractive investment at the price offered. There can be no assurance, however, that this belief is correct and, as a result, ownership of Units (either by the Purchaser, the Funds or Holders who retain their Units) remains a speculative investment. The Funds are acquiring the Units for investment purposes and do not currently intend to make any effort to change the management or operations of the Partnership and have no current plans for any extraordinary transaction regarding the Partnership. Following the completion of the Offer, the Purchaser, the Funds and their affiliates may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased in the Offer.

    Except as noted in this Offer to Purchase, Purchaser and the Funds have no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Partnership or any subsidiary, or any other material changes in the partnership's capitalization, composition, distribution policy, structure or business.

    No appraisal rights are available to Holders in connection with the Offer.

13. DISTRIBUTIONS TO LIMITED PARTNERS

    From inception through September 30, 1997, the Partnership distributed approximately $22.9 million to the Holders.

                                                                                                                       NINE MONTHS
                                                             FOR THE YEARS ENDED DECEMBER 31,                             ENDED
                                       -----------------------------------------------------------------------------    SEPT. 30,
                                        1983-1990     1991       1992       1993       1994       1995       1996         1997
                                       -----------  ---------  ---------  ---------  ---------  ---------  ---------  -------------
Dists to Holders (per Unit)                --       $      70  $     405  $     784  $     897  $   1,273  $   1,803    $   1,912


                                       INCEPTION ON
                                         SEPT. 30,
                                           1997
                                       -------------
Dists to Holders (per Unit)              $   7,143

------------------------

Note: Figures may not total due to rounding.

14. CERTAIN CONDITIONS OF THE OFFER

    Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Units promptly after expiration or termination of the Offer), to pay for any Units tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Units tendered, and may amend or terminate the Offer if, (i) Purchaser is not satisfied prior to the Expiration Date, in its reasonable discretion, that, upon purchase of the Units pursuant to the Offer, it and/or its nominee will have full rights to ownership as to all such Units and that it or its nominee will become assignees of the purchased Units and a substitute limited partner with respect to all such Units, (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser prior to the Expiration Date, or (iii) at any time before the Expiration Date for, such Units any of the following events shall occur or shall be deemed by Purchaser to have occurred:

        (A) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational (other than actions, proceedings, applications or counterclaims filed or initiated by Purchaser), which (i) seeks to challenge the acquisition by Purchaser of the Units, restrain, prohibit or delay the making or consummation of the Offer, or obtain any damages in connection with any of the foregoing, (ii) seeks to make the purchase of or payment for, some or all of the Units pursuant to the Offer or otherwise, illegal, (iii) seeks to impose limitations on the ability of Purchaser or the Partnership or any of their respective affiliates effectively to acquire or hold, or requiring Purchaser, the Partnership or any of their respective affiliates to dispose of or hold separate, any portion of the assets or the business of Purchaser or its affiliates or the Partnership or its affiliates, or impose limitations on the ability of Purchaser, the Partnership or any of their respective affiliates to continue to conduct, own or operate all or any portion of their businesses and assets as heretofore conducted, owned or operated, (iv) seeks to impose or may result in material limitations on the ability of Purchaser or any of its affiliates to exercise full rights of ownership of the Units purchased by them, (v) is reasonably likely to result in a material diminution in the benefits expected to be derived by Purchaser as a result of the transactions contemplated by the Offer or (vi) seeks to impose voting, procedural, price or other requirements in addition to those under California law and federal securities laws (each as in effect on the date of the Offer to Purchase) or any material condition to the Offer that is unacceptable (in its reasonable judgment) to Purchaser;

        (B) there shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer by any domestic, foreign or supranational government or any governmental, administrative or regulatory authority or agency or by any court or tribunal, domestic, foreign or supranational, any statute, rule, regulation, judgment, decree, order or injunction that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (A) above;

        (C) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material adverse change (or any existing or threatened condition, event or development involving a prospective material adverse change) in United States or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (iv) the commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States, (v) any limitations (whether or not mandatory) imposed by any governmental authority on, or any event which might have material adverse significance with respect to, the nature or extension of credit or further extension of credit by banks or other lending institutions, (vi) any significant adverse change in securities or financial markets in the United States or abroad or (vii) in the case of any of the foregoing, a material acceleration or worsening thereof;

        (D) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, financial condition, results of operations, or prospects of the Partnership which, in the reasonable judgment of the Purchaser, is, or may be, materially adverse to the Partnership, or the Purchaser shall become aware of any fact (including without limitation any such change or development) which, in the reasonable judgment of the Purchaser, has, or may have, materially adverse significance with respect to the Partnership; or

        (E) a tender offer or exchange offer for some portion or all of the Units shall have been commenced or publicly proposed to be made by any other person or entity, or it shall have been publicly disclosed or the Purchaser shall have learned or the Purchaser shall have cause to believe that any other person or entity shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Units, or the Partnership shall have authorized, recommended, or proposed, or shall have announced an intention to authorize, recommend, or propose, any other material change in its capitalization; or

        (F) any person or group shall have entered into a definitive agreement or agreement in principle with the Partnership with respect to a merger, consolidation or other business combination with the Partnership.

    The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser regardless of the circumstances (other than any action or inaction by Parent, Purchaser or any of their affiliates) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time prior to the Expiration Date in its reasonable discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any reasonable determination by Purchaser concerning any of the events described herein shall be final and binding.

15. CERTAIN LEGAL MATTERS

    The Purchaser is not aware of any license or other regulatory permit which appears to be material to the business of the Partnership and that might be adversely affected by the Purchaser's acquisition of Units pursuant to the Offer, any approval or other action by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer, or any state takeover statute that is applicable to the Offer. Should any such approval or other action be required, or any such state takeover statute be applicable, the Purchaser will evaluate at such time whether such approval or action will be sought or compliance with such takeover statute will be effected. There can be no assurance that any such approval, action, or compliance, if needed, would be obtained or effected or, if obtained or effected, would be obtained or effected without substantial conditions or adverse consequences. The Purchaser's obligation to purchase and pay for the tendering Units is subject to certain conditions, including conditions relating to the legal matters discussed herein. Section 14 above for certain conditions to the offer.

    APPRAISAL RIGHTS. Holders will not have appraisal rights as a result of the Offer.

    MARGIN REQUIREMENTS. The Units are not "margin securities" under the regulations of the Board of Governors and the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

    ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

    In addition, the Antitrust Division and the FTC scrutinize the legality of acquisitions, mergers, and other commercial transactions. At any time before or after the Purchaser's purchase of Units, the Antitrust Division of the FTC could take such action as either deems necessary or desirable in the public interest regarding such purchase, including seeking to enjoin the purchase of Units pursuant to the Offer, the divestiture of Units purchased thereunder or the divestiture of substantial assets of the Partnership. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the result will be.

16. FEES AND EXPENSES

    Purchaser has retained State Street Bank and Trust Company to act as the Depositary and MacKenzie Partners, Inc. as the Information Agent in connection with the Offer. The Depositary and Information Agent will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

17. MISCELLANEOUS

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Holders. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

    Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-1 under the Exchange Act containing certain additional information with respect to the Offer. The Schedule and any amendments to the Schedule, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 9 above (except that they will not be available at the regional offices of the Commission).

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

November 20, 1997                                                       PHARMAINVEST, L.L.C.
                                                            PHARMACEUTICAL ROYALTIES, L.L.C.
                                                     PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                                                             PHARMACEUTICAL PARTNERS, L.L.C.

                                                                      SCHEDULE I

The following sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each member of the Manager of the Purchaser and the Funds. The Manager, Pharmaceutical Partners, L.L.C. is the sole member of the Purchaser. The business address of each such person is 70 East 55th Street, 23rd Floor, New York, NY, 10022. Unless otherwise indicated below, each person is a citizen of the United States.

    STEPHEN EVANS-FREKE, 45 years old, is a managing member of Pharmaceutical Partners, L.L.C. ("PPLLC"), the Manager of the Purchaser. He currently serves as Chairman and Chief Executive Officer of SUGEN, Inc., a biotechnology company that he founded in 1991. Mr. Evans-Freke also served as non-executive Chairman of the Board of Selectide Corporation, a drug discovery company he founded in 1990, until the sale of that company to Marion Merrell Dow in 1995. Prior to founding SUGEN and Selectide, Mr. Evans-Freke had a 14 year career with PaineWebber Inc. in which his last position was President of PaineWebber Development Corporation and member of the Board of Directors of PaineWebber Inc. Mr. Evans-Freke received a degree in Law from Trinity College, University of Cambridge, England in 1972. Mr. Evans-Freke is a British citizen.

    PABLO LEGORRETA, 34 years old, is a Managing Member of PPLLC. Prior to joining Pharmaceutical Partners in 1996, Mr. Legorreta was employed by Lazard Freres in New York. Prior to joining Lazard Freres in 1991, Mr. Legorreta was employed by the Lazard Houses in Paris, which he joined in 1988. Mr. Legorreta earned a degree in Industrial Engineering from Universidad Iberoamericana in Mexico City, Mexico, in 1985. Mr. Legorreta is a citizen of Mexico.

    DAVID MADDEN, 35 years old, has been a Managing Member of PPLLC since February 1997. Mr. Madden was most recently President, Chief Executive Officer and Director of Selectide Corporation. Mr. Madden was employed by Selectide from 1992 until the sale of the company to Marion Merrell Dow in 1995. Prior to joining Selectide, Mr. Madden was a Vice President of PaineWebber Development Corporation, which he joined in 1987 as an Associate. Mr. Madden received a B.S.E.E. degree, MAGNA CUM LAUDE, from Union College in Schenectady, NY in 1984 and an M.B.A. from Columbia University in New York, NY in 1986.

    RORY RIGGS, 44 years old, is a Managing Member of PPLLC. He currently serves as President of Biomatrix Corporation, which he joined in 1986. Prior to joining Biomatrix Corporation, Mr. Riggs was interim President and Chief Executive Officer of the RF&P Corporation from 1991 through 1995. Mr. Riggs received a B.A. in Economics and Mathematics from Middlebury College in Middlebury, VT and an M.B.A. from Columbia University in New York, NY.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each Holder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary or the Purchaser, at one of the addresses set forth below:

                 THE DEPOSITARY FOR THE OFFER IS:
               STATE STREET BANK AND TRUST COMPANY
                     CORPORATE REORGANIZATION

BY                                    BY MAIL:        BY
TELEPHONE:                                            FACSIMILE:
(800)                            P.O. Box 9061        (781)
426-5523                      Boston, MA 02205        794-6352
(781)
794-6388

                     BY OVERNIGHT OR EXPRESS MAIL
                           70 Campanelli Drive
                           Braintree, MA 02184


             THE INFORMATION AGENT FOR THE OFFER IS:
                     MACKENZIE PARTNERS, INC.

BY                                    BY MAIL:        BY
TELEPHONE:                                            FACSIMILE:
(800)                         156 Fifth Avenue        (212)
322-2885                    New York, NY 10010        929-0308
(212)
929-5500

                        THE PURCHASER IS:
                       PHARMAINVEST, L.L.C.

BY                                    BY MAIL:        BY
TELEPHONE:                                            FACSIMILE:
(800)                70 East 55th Street, 23rd Floor  (212)
600-1450                    New York, NY 10022        751-9324
(212)                                                 (212)
751-9300                                              759-9157

                                    BY E-MAIL:
                       bio@pharma-partners.com

Questions and requests for assistance may be directed to the Information Agent or Purchaser. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or the Purchaser and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.